January 20, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jay Ingram

RE:	Pregis Corporation, et al.
Registration Statement No. 333-162784

Dear Mr. Ingram:

Reference is made to the registration statement on Form S-4 of Pregis Corporation, a Delaware corporation (the “Company”) and the additional registrant guarantors named therein filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2009 (as amended, the “Registration Statement”), relating to the proposed exchange of up to €125,000,000 aggregate principal amount of newly issued second priority senior secured floating rate notes due 2013, which will be registered under the Securities Act of 1933, as amended (the “Exchange Notes”) of the Company for a like principal amount of the Company’s issued and outstanding unregistered second priority senior secured floating rate notes due 2013 (the “Outstanding Notes”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m. Eastern Time on January 22, 2010, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours, PREGIS CORPORATION

By:	/s/ D. KEITH LAVANWAY
Name: D. Keith LaVanway Title: Vice President, Chief Financial Officer, Treasurer and Secretary